FORM 6-K



                       SECURITIES AND EXCHANGE COMMISSION
                             Washington D.C. 20549



                            Report of Foreign Issuer



                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934


                       For period ending January 7,     2003

                              GlaxoSmithKline plc
                              (Name of registrant)



               980 Great West Road, Brentford, Middlesex, TW8 9GS
                    (Address of principal executive offices)


             Indicate by check mark whether the registrant files or
                 will file annual reports under cover Form 20-F
                                  or Form 40-F


                             Form 20-F x Form 40-F
                                       --


        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.

                                    Yes No x
                                       --

SIGNATURES





Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.



                                                             GlaxoSmithKline plc
                                                                    (Registrant)

Date: January 7, 2003                                     By: VICTORIA LLEWELLYN
                                                             ------------------
                                                              Victoria Llewellyn
                                                 Authorised Signatory for and on
                                                   behalf of GlaxoSmithKline plc

                             Directors' Interests

I give below details of changes in directors' interests in the Ordinary Shares of GlaxoSmithKline plc.


2 January 2003              Abacus (GSK)  Trustees  Limited,  as trustee of the
                            GlaxoSmithKline Employee Trust, ("the GSK Trust"), sold 11,345 Ordinary Shares in the Company at a price of(pound)11.715 per Ordinary Share.


The Company was advised of this transaction on 6 January 2003.

The GSK Trust is a discretionary trust of which all employees or former employees of GlaxoSmithKline plc and its subsidiaries are potential beneficiaries. Two of the Company's directors, Dr J-P Garnier and Mr J D Coombe are therefore interested in the shares held in the GSK Trust from time to time in the same way as other employees or former employees of GlaxoSmithKline plc and its subsidiaries.

S M Bicknell
Company Secretary

6 January 2003

                           Directors' Interests


I give below details of changes in directors' interests in the Ordinary Shares of GlaxoSmithKline plc.


3 January 2003  The Administrators of the SmithKline  Beecham Employee
                Benefit Trust ("the Trust") notified the Company on the
                7 January 2003 that 1,363 Ordinary shares had been purchased for participants in the SmithKline Beecham Bonus Investment Plan at a price of(pound)11.98 per share on 3 January 2003.

                The Trust also notified the Company on the 7 January 2003 that 2,296 Ordinary shares had been purchased for participants in the GlaxoSmithKline Annual
                Investment Plan on 3 January at a price of (pound)11.98 per share.


The Trust is a discretionary fund of which all employees or former employees of GlaxoSmithKline plc and its subsidiaries are potential beneficiaries. Two of the Company's directors, Dr J P Garnier and John Coombe are therefore interested in the shares held in the fund from time to time in the same way as other employees or former employees of GlaxoSmithKline plc and its subsidiaries.




S M Bicknell
Company Secretary

7 January 2003

                        Directors' Interests

I give below details of changes in directors' interests in the Ordinary Shares of GlaxoSmithKline plc.


3 January 2003  The Administrators of the SmithKline Beecham Employee
                Benefit Trust ("the Trust") notified the Company on 7 January 2003 that 6901 Ordinary shares had been transferred from the Trust to participants of the SmithKline Beecham 1991 Share Option Plan.



The Trust is a discretionary fund of which all employees or former employees of GlaxoSmithKline plc and its subsidiaries are potential beneficiaries. Two of the Company's directors, Dr J P Garnier and John Coombe are therefore interested in the shares held in the fund from time to time in the same way as other employees or former employees of GlaxoSmithKline plc and its subsidiaries.


S M Bicknell
Company Secretary

7 January 2003

                        Directors' Interests


I give below details of changes in interests in the Ordinary Shares of GlaxoSmithKline plc in respect of the undermentioned Directors or connected persons, arising from the purchase of Ordinary Shares on 3 January 2003 under a Single Company ISA at a price of (pound)11.96 per Ordinary Share:

Mr J D Coombe                                                               3

Mrs G A Coombe                                                              3
  (wife of Mr J D Coombe)

Sir Peter Job                                                               6


The Company and Directors were advised of this information on 7 January 2003.




S M Bicknell
Company Secretary

7 January 2003

                        Directors' Interests



I give below details of changes in interests in the Ordinary Shares of GlaxoSmithKline plc in respect of the under-mentioned director:-


Mr J D Coombe                        The Administrators of the
                                     GlaxoSmithKline Annual Investment Plan
                                     notified the Company and Mr Coombe on 6
                                     January 2003 that he had increased his
                                     interest by 107 Ordinary Shares at a price of (pound)11.98 per share following the re-investment of the dividend paid to shareholders on 3 January 2003.




S M Bicknell
Company Secretary

7 January 2003